Filed by SoftBank Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Selected Portions of Earnings Results Briefing and Related Presentation Materials

The following transcripts and related slides relate to the SoftBank Corp. earnings results briefing held on April 30, 2013. The briefing was conducted in Japanese with simultaneous English translation, and the transcripts filed hereunder are transcribed from the simultaneous English translation. While every effort has been made to provide an accurate translation and transcription, there may be typographical mistakes, inaudible statements, mistranslations of certain statements, errors, omissions or inaccuracies in the transcript. SoftBank believes that none of these inaccuracies is material. The related slides used in the earnings results briefing are included as an attachment to this transcript. A replay of the earnings results briefing is accessible through SoftBank’s website at www.softbank.co.jp/en/.

SoftBank Press Conference

April 30, 2013

Presentation by Masayoshi Son, Chairman & CEO, SoftBank Corp.

Lead Son

I am Son from SoftBank. Thank you very much for coming today. So I have worn a green colored tie, which is a spring color. So spring has come. About seven years ago, SoftBank broadband, Yahoo! BB has just launched, and was recording about ¥100 billion annual basis of the negative figure. And those are the kind of the dark time that we spend. And now, looking back that situation, I believe that nobody could imagine what we have done so far, since then.

After this session, in this session that I am going to go into the details of the business overview of SoftBank in Japanese market, including operating income, and this is a first time we are going to report the exceeding of ¥1 trillion of operating income in domestic market. ¥1 trillion operating income, looking at the history of the Japanese industry history, as far as I know, Toyota and NTT Group, consolidated basis, so those two are the kind of companies that I remember that exceeding ¥1 trillion of operating income. Therefore, I believe we will be the third company to exceed ¥1 trillion of operating income in the history. So that’s the kind of the scale that we are talking about for our company, and it represents – my tie is representing the feeling of me, which is spring. And in English, it says, “spring has come.” And near future, we will say Sprint has come. So that’s the kind of time that we will be able to say in official basis, sometime soon.

(Slide 9)

•	EBITDA here, we had increased by 13% and that when it comes to EBITDA margin, we’re hitting number one in both Japan and U.S. including those other telecom operators, so 50% of EBITDA margin here.

•

EBITDA margin with 50%. I believe this figure is very rare even compared with the other industries and here in Japan and U.S. like Verizon in U.S. or DoCoMo in Japan, that we were able to exceed those companies’ EBITDA margins.

(Slide 25)

•

So those customer base is going to be regarded as a group customer base and that will even makes us bigger in terms of net additions. And if we compare with the Verizon or AT&T in the U.S., we will exceed AT&T and also closing in on Verizon.

•

And of course, competitors are running multiple brands under the name such as prepaid and others and they have wholesale as well and that’s included in their numbers. But what we can say is that where our scale of the cost of net additions is very much comparable to the AT&T and Verizon.

(Slide 26)

•

And as of today, there are many coverage saying that we are number three in domestic markets. So SoftBank is usually called as the number three player in the market. But as a matter of fact, our revenue profit is going to exceed DoCoMo and also in terms of customer base, we are clearly exceeding KDDI. But even before this Sprint numbers that we are already exceeding KDDI number with the 41.88 billion subscriber base as the SoftBank Group.

(Slide 28)

•

This 41.88 million has not yet close to DoCoMo subscribers base. However, as I mentioned Sprint has come, in such situation we will be very much close to Verizon’s customer base. I mentioned that the net addition wise, we’re very much comparable to the Verizon’s customer net additions and even in a total customer base that we will be very much comparable to the Verizon’s customer base.

(Slide 29)

•

In ARPU, after the acquisition Vodafone K.K., we spend about two years to make that turnaround but since then we’ll be making a steady trend in ARPU. The customer base increased quite rapidly and also having a steady trend in ARPU, therefore that will give us best revenue growth. So when it comes to the mobile telecom service revenue, we have a steady growth of 9% increase. So this 9% compare with the global operators, how that positions, you can see here that we are the number one growth rate in Japan and in the U.S.

(Slide 31)

•	So in the comparison with the U.S. and Japan, then that the SoftBank is showing number growth rate in terms of mobile service revenue.

(Slide 33)

•

When the mobile business was under the umbrella of Vodafone KK and the mobile EBITDA margin kept falling, but once the mobile business came under our umbrella, the EBITDA margin started to grow and improved dramatically. And if we compare the numbers with the China Mobile and others, the mobile EBITDA margin growth rate is by far the largest in the global market.

(Slide 36)

•

Well, our EBITDA margin is 50%, which is number one in the global market; and our mobile EBITDA growth rate, which was 14%, that is global number one. So we are recording the highest EBITDA margin in the world.

Q&A

Question

•

I’m Masuno from Nomura Securities. I have two questions. One is about mobile handset trend. Your competitors are working on handsets as well and the Sprint will launch the TD LTE compatible handset in July including Galaxy X series. And Apple already announced that it will launch interesting products. So what do you say about the iPhone versus Android for the coming year? And my second question is this. The DISH offer indicates that quad-play or bundling service will be mainstream service. But what do you think about the bundle service or triple-play of bundle quad-play?

Son

•

To answer your first question; well, first of all, the handset. The Sprint will acquire Clearwire, and things are going on; and I believe that the whole process towards Sprint acquisition of Clearwire will be going well towards the completion. And Sprint will be launching TD LTE compatible smartphones, from what I heard. The SoftBank will also launch the TD LTE compatible handset. Because, we already launch the AXGP service in SoftBank. So that the Sprint TD LTE compatible smartphone and SoftBank’s TD LTE compatible smartphone would create synergy effects, and that could be utilizing the high-speed network. And users can also enjoy the benefit of high-speed communication using such the TD LTE compatible handset. And I believe that Android and iOS device will further evolve, and such evolvement and advancement would give us positive impact on our business.

•

To answer your second question relating to the bundle service, fixed line and mobile services, KDDI have launched the FMC service already but in my view that is one way of offering discount. But I don’t believe that FMC will provide a new value to customer. So in my view, the FMC is one of the reason to give discount but we have some other ideas to give customers discounts. For example, the mimamori phone bundled with smartphone could be additional discount or a smartphone bundled with some other products or the family service or family shared service or things like that. We have – we could come up with different ideas for bundling, but again the bundling could be just an idea for or reason to give customers discount. But if we cannot see any additional value to the customer from the bundling of fixed line in mobile service, I don’t think that that would be the good option for us to adopt.

ATTACHMENT

SELECTED SLIDES FROM PRESENTATION MATERIALS USED

IN EARNINGS RESULTS BRIEFING

(JPY)
ARPU
(2002/3 - 2013/3)
9,000
7,000
5,000
3,000
8,480
8,080
7,600
NTT DOCOMO
Vodafone
au
4,420
4,290 SoftBank
4,160
(company estimate)
2002/3 '03/3 '04/3 '05/3 '06/3 '07/3 '08/3 '09/3 '10/3 '11/3 '12/3 '13/3
(FY)

Steady Trend

29

(JPY) 9,000 ARPU 8,480 (2002/3 - 2013/3) 8,080 7,600 Steady Trend 7,000 NTT DOCOMO Vodafone au 5,000 4,420 4,290 SoftBank 4,160 (company estimate) *Excluding communication modules. Created by SoftBank based 3,000 on respective companies’ publicly available information. 2002/3 ‘03/3 ‘04/3 ‘05/3 ‘06/3 ‘07/3 ‘08/3 ‘09/3 ‘10/3 ‘11/3 ‘12/3 ‘13/3 (FY) *Total of voice ARPU and packet ARPU for NTT DOCOMO’s 2013/3 excludes Smart ARPU. *Communication ARPU for Personal segment for au in 2013/3. 29